UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number: 001-36515

Materialise NV

Technologielaan 15

3001 Leuven

Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Form 6-K is incorporated by reference into the registrant’s Registration Statement on Form F-3 (File No. 333-213649).

First Quarter 2022 Financial Results

Except as otherwise required by the context, references to “Materialise,” “Company,” “we,” “us” and “our” are to Materialise NV and its subsidiaries.

First Quarter 2022 Results

Total revenue for the first quarter of 2022 increased 16.3% to 52,961 kEUR from 45,554 kEUR for the first quarter of 2021.

The results of Link3D have been fully consolidated with the results of our Materialise Software segment as of the beginning of this year. Revenue from Materialise Software increased 2.6% to 10,483 kEUR for the first quarter of 2022 from 10,219 kEUR for the same quarter last year.

Revenue from our Materialise Medical segment increased 13.0% to 18,347 kEUR for the first quarter of 2022 compared to 16,231 kEUR for the same period in 2021.

Revenue from our Materialise Manufacturing segment increased 26.2% to 24,131 kEUR for the first quarter of 2022 from 19,114 kEUR for the first quarter of 2021.

Gross profit grew to 28,884 kEUR compared to 24,568 kEUR for the same period last year, while gross profit as a percentage of revenue increased to 54.5% compared to 53.9% for the first quarter of 2021.

Research and development (“R&D”), sales and marketing (“S&M”) and general and administrative (“G&A”) expenses increased, in the aggregate, 17.2% to 29,773 kEUR for the first quarter of 2022 from 25,398 kEUR for the first quarter of 2021.

Net other operating income was 938 kEUR compared to 1,120 kEUR for the first quarter of 2021.

Operating result amounted to 49 kEUR compared to 290 kEUR for the first quarter of 2021.

Net financial result was 376 kEUR compared to (4,112) kEUR for the first quarter of 2021.

The first quarter of 2022 contained income tax expenses of (298) kEUR, compared to 181 kEUR income tax income in the first quarter of 2021.

As a result of the above, net profit for the first quarter of 2022 was 127 kEUR, compared to (3,642) kEUR for the same period in 2021. Total comprehensive income for the first quarter of 2022, which includes exchange differences on translation of foreign operations, was 1,543 kEUR compared to (3,150) kEUR for the 2021 period.

At March 31, 2022, we had cash and cash equivalents of 169,610 kEUR compared to 196,028 kEUR at December 31, 2021. Gross debt amounted to 93,583 kEUR, compared to 99,107 kEUR at December 31, 2021. As a result, our net cash position (gross debt less cash and cash equivalents) was 76,027 kEUR, a decrease of 20,894 kEUR, and included the effect of our call option exercise to acquire 100% of the shares of Link3D.

Cash flow from operating activities for the first quarter of 2022 increased to 11,111 kEUR from 4,231 kEUR for the same period in 2021. Total capital expenditures for the first quarter of 2022 amounted to 3,499 kEUR.

Net shareholders’ equity at March 31, 2022 was 234,121 kEUR compared to 232,577 kEUR at December 31, 2021.

Adjusted EBITDA increased to 5,443 kEUR for the first quarter of 2022 from 5,341 kEUR for the 2021 period. The Adjusted EBITDA margin (Adjusted EBITDA divided by total revenue) for the first quarter of 2022 was 10.3%, compared to 11.7% for the first quarter of 2021.

Adjusted EBITDA from our Materialise Software segment decreased, including the effect of ongoing investments in Link3D, to 1,932 kEUR from 3,429 kEUR while the segment EBITDA margin (segment EBITDA divided by segment revenue) was 18.4% compared to 33.6% for the prior-year period.

Adjusted EBITDA from our Materialise Medical segment amounted to 3,227 kEUR for the first quarter of 2022 compared to 4,541 kEUR while the segment EBITDA margin was 17.6% compared to 28.0% for the first quarter of 2021.

Adjusted EBITDA from our Materialise Manufacturing segment increased to 2,613 kEUR from (144) kEUR while the segment EBITDA margin grew to 10.8% compared to (0.8)% for the first quarter of 2021.

Non-IFRS Measures

Materialise uses EBITDA and Adjusted EBITDA as supplemental financial measures of its financial performance. EBITDA is calculated as net profit plus income taxes, financial expenses (less financial income), shares of profit or loss in a joint venture and depreciation and amortization. Adjusted EBITDA is determined by adding share-based compensation expenses, acquisition-related expenses of business combinations, impairments and revaluation of fair value due to business combinations to EBITDA. Management believes these non-IFRS measures to be important measures as they exclude the effects of items which primarily reflect the impact of long-term investment and financing decisions, rather than the performance of the company’s day-to-day operations. As compared to net profit, these measures are limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the company’s business, or the charges associated with impairments. Management evaluates such items through other financial measures such as capital expenditures and cash flow provided by operating activities. The company believes that these measurements are useful to measure a company’s ability to grow or as a valuation measurement. The company’s calculation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. EBITDA and Adjusted EBITDA should not be considered as alternatives to net profit or any other performance measure derived in accordance with IFRS. The company’s presentation of EBITDA and Adjusted EBITDA should not be construed to imply that its future results will be unaffected by unusual or non-recurring items.

Exchange Rate

This document contains translations of certain euro amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from euros to U.S. dollars in this document were made at a rate of EUR 1.00 to USD 1.1101, the reference rate of the European Central Bank on March 31, 2022.

About Materialise

Materialise incorporates 30 years of 3D printing experience into a range of software solutions and 3D printing services, which form the backbone of the 3D printing industry. Materialise’s open and flexible solutions enable players in a wide variety of industries, including healthcare, automotive, aerospace, art and design, and consumer goods, to build innovative 3D printing applications that aim to make the world a better and healthier place. Headquartered in Belgium, with branches worldwide, Materialise combines one of the largest groups of software developers in the industry with one of the largest 3D printing facilities in the world.

Consolidated income statements (Unaudited)

	for the three months ended March 31,
In ‘000	2022	2022	2021*
	U.S.$	€	€
Revenue	58,792	52,961	45,554
Cost of Sales	(26,729)	(24,078)	(20,986)
Gross Profit	32,064	28,884	24,568
Gross profit as % of revenue	54.5%	54.5%	53.9%

Research and development expenses	(8,675)	(7,814)	(6,536)
Sales and marketing expenses	(15,003)	(13,515)	(11,310)
General and administrative expenses	(9,373)	(8,444)	(7,552)
Net other operating income (expenses)	1,041	938	1,120
Operating (loss) profit	54	49	290

Financial expenses	(1,431)	(1,289)	(4,701)
Financial income	1,849	1,665	589
Share in loss of joint venture	—	—	—
(Loss) profit before taxes	472	425	(3,822)

Income Taxes (*)	(331)	(298)	181
Net (loss) profit for the period (*)	141	127	(3,642)
Net (loss) profit attributable to:	—
The owners of the parent	148	134	(3,642)
Non-controlling interest	(7)	(7)	—

Earning per share attributable to owners of the parent
Basic	0.00	0.00	(0.07)
Diluted	0.00	0.00	(0.07)

Weighted average basic shares outstanding	59,064	59,064	54,169
Weighted average diluted shares outstanding	59,102	59,102	54,169

(*)	The year 2021 has been restated to reflect the final accounting of the business combination with RS Print.

Impact on Net profit for the period and on Income taxes is 26 k€.

Consolidated statements of comprehensive income (Unaudited)

	for the three months ended March 31,
In 000€	2022	2022	2021(*)
	U.S.$	€	€
Net profit (loss) for the period (*)	141	127	(3,642)
Other comprehensive income
Recycling
Exchange difference on translation of foreign operations	1,572	1,416	492
Non-recycling
Fair value adjustments through OCI - Equity instruments	—	—	—
Other comprehensive income (loss), net of taxes	1,572	1,416	492
Total comprehensive income (loss) for the year, net of taxes	1,713	1,543	(3,150)
Total comprehensive income (loss) attributable to:
The owners of the parent	1,720	1,549	(3,150)
Non-controlling interests	(7)	(7)	—

(*)	The year 2021 has been restated to reflect the final accounting of the business combination with RS Print.

Impact on Net profit for the period is 26k€.

Consolidated statement of financial position (Unaudited)

	As of March 31,	As of December 31,
In 000€	2022	2021
Assets
Non-current assets
Goodwill	43,548	18,726
Intangible assets	38,075	31,668
Property, plant & equipment	84,329	84,451
Right-of-Use assets	9,270	9,054
Investments in joint ventures	—	—
Deferred tax assets	393	227
Investments in convertible loans	3,622	3,560
Investments in non-listed equity instruments	399	399
Other non-current assets	5,404	7,520
Total non-current assets	185,040	155,605
Current assets
Inventories	12,720	11,295
Trade receivables	38,575	41,541
Other current assets	8,169	8,940
Cash and cash equivalents	169,610	196,028
Total current assets	229,074	257,803
Total assets	414,115	413,408

	As of March 31,	As of December 31,
In 000€	2022	2021
Equity and liabilities
Equity
Share capital	4,489	4,489
Share premium	233,872	233,872
Retained earnings and other reserves	(4,240)	(5,784)
Equity attributable to the owners of the parent	234,121	232,577
Non-controlling interest	(6)	1
Total equity	234,115	232,578
Non-current liabilities
Loans & borrowings	66,759	72,637
Lease liabilities	5,670	5,268
Deferred tax liabilities	4,295	4,371
Deferred income	5,555	4,952
Other non-current liabilities	2,681	2,168
Total non-current liabilities	84,960	89,396
Current liabilities
Loans & borrowings	17,882	17,849
Lease liabilities	3,272	3,353
Trade payables	20,202	20,171
Tax payables	722	783
Deferred income	37,226	33,306
Other current liabilities	15,736	15,972
Total current liabilities	95,040	91,434
Total equity and liabilities	414,115	413,408

Consolidated statement of cash flows (Unaudited)

	for the three months ended March 31,
In 000€	2022	2021*
Operating activities
Net (loss) profit for the period (*)	127	(3,642)
Non-cash and operational adjustments
Depreciation of property plant & equipment	3,840	3,803
Amortization of intangible assets	1,602	1,277
Impairment of goodwill and intangible assets	—	—
Share-based payment expense	(48)	(415)
Loss (gain) on disposal of property, plant & equipment	(18)	(32)
Movement in provisions	2	—
Movement reserve for bad debt and slow moving inventory	130	(2)
Financial income	(1,618)	(589)
Financial expense	1,237	4,701
Impact of foreign currencies	(28)	18
Share in loss (gain) of a joint venture (equity method)	—	—
(Deferred) income taxes (*)	302	(181)
Other non-current liabilities	—	—
Working capital adjustments	5,923	(860)
Decrease (increase) in trade receivables and other receivables	4,506	(931)
Decrease (increase) in inventories and contracts in progress	(1,357)	(329)
Increase (decrease) in trade payables and other payables	2,774	400
Income tax paid & Interest received	(341)	153
Net cash flow from operating activities	11,111	4,231

(*)	The year 2021 has been restated to reflect the final accounting of the business combination with RS Print.

Impact on Net profit for the period and on (Deferred) income taxes is 26 k€.

	for the three months ended March 31,
In 000€	2022	2021
Investing activities
Purchase of property, plant & equipment	(2,376)	(1,242)
Purchase of intangible assets	(1,123)	(768)
Proceeds from the sale of property, plant & equipment & intangible assets (net)	93	183
Acquisition of subsidiary (net of cash)	(27,414)	—
(Convertible) Loans granted	—	(1,122)
Other equity investments in non-listed entities	—	—
Net cash flow used in investing activities	(30,820)	(2,949)
Financing activities
Repayment of loans & borrowings	(5,969)	(3,918)
Repayment of leases	(881)	(1,066)
Capital increase	—	—
Interest paid	(515)	(536)
Other financial income (expense)	(89)	136
Net cash flow from (used in) financing activities	(7,452)	(5,384)
Net increase/(decrease) of cash & cash equivalents	(27,161)	(4,102)
Cash & Cash equivalents at the beginning of the year	196,028	111,538
Exchange rate differences on cash & cash equivalents	743	132
Cash & cash equivalents at end of the period	169,610	107,568

Reconciliation of Net Profit (Loss) to EBITDA and Adjusted EBITDA (Unaudited)

	for the three months ended March 31,
In 000€	2022	2021 (*)
Net profit (loss) for the period (*)	127	(3,642)
Income taxes (*)	298	(181)
Financial expenses	1,289	4,701
Financial income	(1,665)	(589)
Depreciation and amortization	5,442	5,081
Share in loss of joint venture	—	—
EBITDA	5,491	5,371
Share-based compensation expense (1)	(48)	(415)
Acquisition-related expenses of business combinations (2)	—	385
Adjusted EBITDA	5,443	5,341

(1)	Share-based compensation expense represents the cost of equity-settled and share-based payments to employees.
(2)	Acquisition-related expenses of business combinations represents expenses incurred in connection with the acquisition of our option to buy Link3D.
(*)	The year 2021 has been restated to reflect the final accounting of the business combination with RS Print.

Impact on Net profit for the period and Income taxes is 26 k€.

Segment P&L (Unaudited)

In 000€	Materialise Software	Materialise Medical	Materialise Manufacturing	Total segments	Unallocated (1)	Consolidated
For the three months ended March 31, 2022
Revenues	10,483	18,347	24,131	52,961	0	52,961
Segment (adj) EBITDA	1,932	3,227	2,613	7,772	(2,329)	5,443
Segment (adj) EBITDA %	18.4%	17.6%	10.8%	14.7%		10.3%
For the three months ended March 31, 2021
Revenues	10,219	16,231	19,114	45,564	(11)	45,553
Segment (adj) EBITDA	3,429	4,541	(144)	7,826	(2,486)	5,341
Segment (adj) EBITDA %	33.6%	28.0%	-0.8%	17.2%		11.7%

(1)

Unallocated segment adjusted EBITDA consists of corporate research and development, corporate headquarter costs and corporate other operating income (expense), and the added share-based compensation expenses, acquisition related expenses of business combinations, impairments and fair value of business combinations that are included in Adjusted EBITDA.

Reconciliation of Net Profit (Loss) to Segment adjusted EBITDA (Unaudited)

	for the three months ended March 31,
In 000€	2022	2021 (*)
Net profit (loss) for the period (*)	127	(3,642)
Income taxes (*)	298	(181)
Financial cost	1,289	4,701
Financial income	(1,665)	(589)
Share in loss of joint venture	—	—

Operating (loss) profit	49	289

Depreciation and amortization	5,442	5,081
Corporate research and development	816	692
Corporate headquarter costs	2,106	2,648
Other operating income (expense)	(640)	(855)

Segment adjusted EBITDA	7,772	7,855

(*)	The year 2021 has been restated to reflect the final accounting of the business combination with RS Print.

Impact on Net profit for the period and Income taxes is 26 k€.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATERIALISE NV

By:	/s/ Wilfried Vancraen
Name:	Wilfried Vancraen
Title:	Chief Executive Officer

Date: April 29, 2022